Exibit 99.1

Brookfield Asset Management Inc.

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2015 First Quarter Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investors/Financial Reports section at www.brookfield.com.

The conference call can be accessed via webcast on May 6, 2015 at 2:00 p.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 1:50 p.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-319-6413 or
1-604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT REPORTS STRONG FIRST QUARTER 2015 RESULTS
Net Income Increases to $1.4 Billion – 36% Per Share Increase
Funds From Operations Increases 14% to $557 Million

TORONTO, May 6, 2015 – Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA) today announced financial results for the quarter ended March 31, 2015.

“Brookfield’s businesses started the year with strong performance and we continue to see attractive investment opportunities across all of our global platforms,” commented Bruce Flatt, CEO of Brookfield. “Our asset management business continues to expand as our clients increase their capital allocations to real asset investment strategies.”

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Net income for the first quarter totalled $1.4 billion, or $1.09 per share. The 36% year-over-year increase in net income per share reflects the contribution from acquired and developed assets, and the value created by operating initiatives across our operations. Strong leasing results and development activities within our property operations contributed to increased fair value gains.

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Funds from operations (“FFO”) for Brookfield shareholders during the quarter were $557 million, or $0.82 per share, up 14% from a year ago. FFO benefitted from the continued expansion of our asset management operations, which contributed to a 27% increase in fee related earnings. The increased contribution from growth initiatives throughout our portfolio was offset by a reduced contribution from our renewable energy operations relative to the particularly strong energy prices experienced in the comparative quarter and lower hydrology levels in the current period. We also generated a higher level of disposition gains as we continued to rotate capital into higher returning opportunities.

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Fee bearing capital increased to $93 billion. Fee revenues increased 18% to $791 million on a last twelve months basis and our annualized fee base, including target carried interest, now stands at $1.3 billion.

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To fund future growth initiatives, we raised $1.2 billion with an equity offering subsequent to quarter end. We also announced a 3-for-2 stock split, effective May 12, 2015, together with a 6% increase in our dividend. This was on top of our 6% dividend increase announced in February, representing a 12.5% aggregate increase in our dividend.

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We committed or deployed $3 billion of capital in new investments during the quarter, including an oil and gas business in Australia, wind facilities in Portugal and U.S. multifamily apartments. This increases the amount of capital deployed over the past twelve months to over $15 billion. We continue to use this environment to recycle capital by selling mature property and infrastructure assets.

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Financial Results
	Three Months Ended		Last Twelve Months Ended
For the periods ended March 31 US$ millions (except per share amounts)	2015	2014	2015	2014

Consolidated net income1	$1,438	$843	$5,804	$3,990
Per Brookfield share2	1.09	0.80	4.96	3.42

Funds from operations2,3	$557	$492	$2,225	$3,179
Per Brookfield share2,3	0.82	0.72	3.27	4.84

1.	Consolidated basis – includes amounts attributable to non-controlling interests
2.	Excludes amounts attributable to non-controlling interests
3.	See Basis of Presentation on page 3

Operating Highlights

We expanded our asset management franchise and our flagship listed partnerships.

Fee bearing capital increased to $93 billion at quarter end; net inflows and market growth totalled $17 billion over the last twelve months. Growth in fee related earnings was 27%, as fees were earned on a higher capital base with relatively small increases in related costs. The capitalization of our listed partnerships increased by 9% or $4 billion during the quarter. Subsequent to quarter end, our flagship infrastructure listed partnership raised an additional $950 million in an equity offering to fund growth. We invested $350 million in the offering, maintaining our ownership interest.

Earlier this year, we commenced marketing a number of private funds targeting over $11 billion of capital. In addition, we have fully invested or have committed to invest the capital of our flagship property and private equity funds and our flagship infrastructure fund is nearly 70% invested, which puts us in a position to launch our next fund. Our public markets business increased assets under management by $1.2 billion to $19.1 billion. Total assets under management were $207 billion at the end of the quarter.

We announced or completed acquisitions and capital expansions that will deploy over $3 billion of capital on behalf of clients and Brookfield shareholders.

During the quarter and subsequent to quarter end, we invested capital in new regions and asset sectors. We closed the purchase of telecom towers in France, acquired generation assets in Portugal and Brazil and completed construction of two wind farms in Ireland. Our private equity group committed to acquire an oil and gas business in Australia with a partner for $2.1 billion, and more recently offered to take private a producer of graphite electrodes used in steel manufacturing.

Our property group and a sovereign wealth fund partner closed the acquisition of the portion of the Canary Wharf development we did not previously own. We also agreed to acquire a portfolio of 56 U.S. apartment buildings in a $2.5 billion transaction. In our private equity group, we completed the privatization of our North American land development business. We continue to work on a number of potential investments, focused on South America and Australia and energy and infrastructure.

We increased cash flow and created value with growth initiatives and operational improvements in our major businesses.

Our asset management business generated fee revenues of $206 million or $791 million over the last twelve months, leading to quarterly fee related earnings of $108 million. Fee revenues benefitted from the increase in market values at our flagship listed partnerships and performance-based fees that are linked to increases in cash distributions.

Our property group generated $283 million of FFO, up 37% year over year, as a result of increased ownership of our North American and European office portfolios, as well as rising lease rates. We recycled capital by selling mature properties, with disposition gains of $162 million on the sale of an interest in a shopping mall in Honolulu and office buildings in Seattle and Toronto.

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In our renewable energy business, we recorded $81 million of FFO compared to $164 million in the previous year. Generation levels were 11% below long-term averages, particularly in Brazil, which is experiencing drought conditions. In addition, electricity prices in North America were particularly strong in the same quarter a year ago.

Our infrastructure group generated FFO of $57 million, in line with the 2014 quarter as organic growth initiatives and strong performance from our Australian and Brazilian railways and South American toll road network were offset by the impact of lower currencies on the financial results of non-U.S. operations.

In our private equity group, we closed the merger of our two oriented strand-board (OSB) producers, expanded our cold storage business and moved forward on recapitalizations of a Canadian infrastructure products company and a palladium miner. Quarterly results reflected lower OSB prices in the U.S. housing market compared to last year. Our residential operations performed on plan, with strong growth in the United States, while our construction business expanded its operations, securing nearly $1 billion of projects and increased its FFO contribution to $40 million.

FFO for the last twelve months was $2,225 million, representing a decrease from the $3,179 million generated in 2014. FFO from operating activities increased by 4%, to $1,597 million, however this was more than offset by a $1,015 million decrease in the amount of realized carried interest and disposition gains compared to 2014. Realized carried interest and gains in 2014 were generated on several particularly large transactions, which crystallized gains that had accrued over a number of years.

Dividend Declaration

The Board declared all of the regular monthly and quarterly dividends on its preferred shares. The Board previously declared a quarterly dividend of US$0.12 per share (representing US$0.48 per annum), payable on June 30, 2015 to shareholders of record as at the close of business on May 29, 2015.  This dividend will be paid following the three-for-two stock split of the Class A shares that will occur on May 12, 2015, and represents, on a pre-split basis, $0.18 per share (or $0.72 per annum).

Information on our dividends can be found on our website under Investors/Stock and Dividend Information.

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted and make reference to funds from operations.

We define Funds from Operations (“FFO”) as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

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FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

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Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third party capital that is no longer subject to future investment performance.

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Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

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We note that FFO and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

We provide additional information on the determination of funds from operations and a reconciliation between funds from operations and net income attributable to Brookfield shareholders in the Supplemental Information available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended

March 31, 2015 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our interim financial statements for three months ended March 31, 2015, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

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Brookfield Asset Management Inc. is a global alternative asset manager with over $200 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Linda Northwood Investor Relations Tel: (416) 359-8647 Fax: (416) 363-2856 Email: linda.northwood@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

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Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CONSOLIDATED BALANCE SHEETS

(Unaudited) US$ millions	March 31 2015	December 31 2014
Assets
Cash and cash equivalents	$2,643	$3,160
Other financial assets	5,716	6,285
Accounts receivable and other	6,786	8,399
Inventory	5,316	5,620
Assets classified as held for sale	3,069	2,807
Equity accounted investments	18,497	14,916
Investment properties	45,547	46,083
Property, plant and equipment	34,174	34,617
Sustainable resources	396	446
Intangible assets	4,299	4,327
Goodwill	1,480	1,406
Deferred income tax assets	1,369	1,414
Total Assets	$129,292	$129,480

Liabilities and Equity
Accounts payable and other	$10,562	$10,408
Liabilities associated with assets classified as held for sale	1,438	1,419
Corporate borrowings	4,668	4,075
Non-recourse borrowings
Property-specific mortgages	39,524	40,364
Subsidiary borrowings	9,209	8,329
Deferred income tax liabilities	8,117	8,097
Subsidiary equity obligations	3,425	3,541
Equity
Preferred equity	3,549	3,549
Non-controlling interests in net assets	29,360	29,545
Common equity	19,440	20,153
Total Equity	52,349	53,247
Total Liabilities and Equity	$129,292	$129,480

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CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited) For the three months ended March 31 US$ millions (except per share amounts)	2015	2014

Revenues	$4,396	$4,338
Direct costs	(3,006)	(2,990)
	1,390	1,348
Other income and gains	─	35
Equity accounted income	267	274
	1,657	1,657
Expenses
Interest	(701)	(626)
Corporate costs	(29)	(33)
	927	998
Fair value changes	1,113	715
Depreciation and amortization	(401)	(376)
Income tax	(201)	(494)
Net income	$1,438	$843

Net income attributable to:
Brookfield shareholders	$729	$541
Non-controlling interests	709	302
	$1,438	$843

Net income per share
Diluted	$1.09	$0.80
Basic	1.12	0.82

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SUMMARIZED FINANCIAL RESULTS1

The following financial results include non-IFRS measures. See Basis of Presentation on page 3.

(Unaudited) For the three months ended March 31 US$ millions (except per share amounts)	2015	2014
FFO from operating activities	$393	$384
Realized carried interest2	2	3
Realized disposition gains3	162	105
Funds from operations1,4	$557	$492

Per share	$0.82	$0.72

(Unaudited) For the three months ended March 31 US$ millions (except per share amounts)	2015	2014
FFO from operating activities	$393	$384
Realized carried interest2	2	3
Realized disposition gains3	─	35
Fair value changes	639	568
Depreciation and amortization	(182)	(177)
Income tax	(123)	(272)
Net income4	$729	$541

Per share	$1.09	$0.80

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1

(Unaudited) For the three months ended March 31 US$ millions	2015	2014
Net income prior to fair value changes, depreciation and amortization and income tax (see page 7)	$927	$998
Adjust for:
Fair value changes within equity accounted income	19	(14)
Current income taxes	(34)	(37)
Realized disposition gains not included in net income	162	70
	1,074	1,017
Non-controlling interest	(517)	(525)
Funds from operations1,4	$557	$492

Notes:

1.	Non-IFRS measure – see Basis of Presentation on page 3
2.	Excludes carried interest generated that is subject to future investment performance
3.	FFO includes gains recorded in net income, directly in equity as well as the realization of appraisal gains recorded in prior years
4.	Excludes amounts attributable to non-controlling interests

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